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SEC FILE NUMBER
8-41505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELVIN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LA SALLE SUITE 1822
(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MELVIN

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. Ste 1702	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER MELVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MELVIN SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

2/28/17

Notary Public

OFFICIAL SEAL
JASMINE BLUMENSTEIN
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Nov 2, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melvin Securities, LLC

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Melvin Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 8-11 Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Melvin Securities, LLC's financial statements. The supplemental information is the responsibility of Melvin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 8-11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 27, 2017

MELVIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	28,154
Receivable from broker/dealers and clearing organizations		319,687
Other assets		8,808
Total assets	$	356,649

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	91,700
Members' Capital		264,949
Total liabilities and members' capital	$	356,649

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Brokerage commissions	$ 114,070		
Underwriting fees	364,267		
Total revenue		$	478,337
Employee compensation and related benefits	135,826		
Communications	4,928		
Commissions, floor brokerage and clearance	7,061		
Guaranteed payments	150,000		
Occupancy	34,976		
Professional fees	54,324		
Profit Sharing and 401K Company Match	28,400		
Other	80,503		
Total expenses			496,018
Net income (loss)		$	(17,681)

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, beginning of year	$	313,408
Members' contributions		137,073
Members' distributions		(167,851)
Net income (loss)		(17,681)
Balance, end of year	$	264,949

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net income (loss)	$ (17,681)	
Adjustments to reconcile net income (loss) to net cash from (to) operating activities:		
(Increase) Decrease in:		
Receivable from broker/dealer and clearing organizations	(307,917)	
Other Asssets	346	
Increase (Decrease) in:		
Accounts payable and accrued expenses	30,740	
Net cash flows from (to) operating activities		$ (294,512)

CASH FLOWS FROM (TO) FINANCING ACTIVITIES

Members' contributions	137,073	
Members' distributions	(167,851)	
Net cash flows from (to) financing activities		(30,778)
Net increase (decrease) in cash		(325,290)
Cash at beginning of the year		353,444
Cash and cash equivalents at end of year		$ 28,154

SUPPLEMENTAL INFORMATION

Interest expense paid during the year ended December 31, 2016 was:	$ 301

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 ORGANIZATION

Nature of Business Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,* ™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Securities transactions and related income and expenses are recorded on the trade date basis as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, and dividend expense. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalent Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications Reclassifications were made to prior-year financial statements to conform to the current-year presentation.

Income Taxes Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

NOTE 3 RECEIVABLES FROM BROKER-DEALERS & CLEARING ORGANIZATIONS

At December 31, 2016, receivables from broker-dealers and clearing organizations consist of:

Commission Receivable	$318,883

NOTE 4 RELATED PARTIES

During the year end December 31, 2016, the Company distributed $167,851 of capital to Melvin & Company, LLC.

NOTE 5 EMPLOYEE BENEFITS

On January 1, 2015 the Company has adopted a 401(K) Plan that covers all employees who have attained one year of service and are ate least twenty-one years of age. Employees may contribute up to $18,000 per annum. For the year ended December 31, 2015, the Company's matching contributions were $6,000.

The Company also has a profit sharing plan that allows a maximum of 25% of each employee's compensation to be added to the 401K account. For the year ended December 31, 2016, the Company's profit sharing expense was $28,400.

NOTE 6 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company leases space on a month to month basis at 455 Cityfront Plaza with no minimum annual rentals. The total occupancy rental expense included in the statement of operations for the year ended December 31, 2016 was $34,976 of which all was related to the month to month lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 9 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management has completed a significant restructuring to its operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through

capital contributions and retention of future profits within the Company. There can be no assurance that management's plans, as described above, will be realized.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $255,352 which was in excess of its required net capital of $100,000. The Company's net capital ratio was 2.55 to 1.

NOTE 11 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 27, 2017, the date the financial statements were available for issuance. On January 20, 2017, Melvin Securities, LLC was included as a syndicate member in the issuance of City of Chicago General Obligation Bonds Series 2017A and Series 2017B with Morgan Stanley serving as the Senior Managing Underwriter. A commission receivable of $348,078 was recorded as of this date.

MELVIN SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2016

Total members' capital	$ 264,949
Additions: Subordinated borrowings, allowable	-
Total members' capital and allowable subordinated borrowing	264,949
Deductions and/or charges:	
Non-Allowable Receivables	9,597
Net capital	255,352
Minimum net capital requirement	100,000
Excess net capital	$ 155,352
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 91,700
Total aggregate indebtedness	$ 91,700
Ratio of aggregate indebtedness to net capital	35.91%

Reconciliation with Company's computation of Net Capital (included in Part IIA of Form X-17A-5 as of December 31, 2016)

Net capital, as reported in Company's Part IIA Focus Report	310,032
Adjustments:	
Increase in member contributions	(54,680)
Net capital, per December 31, 2016 audit report	$ 255,352

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part IIA of Form X-17A-5 as of December 31, 2016)

Aggregate Indebtedness, as reported in Company's Part IIA Focus Report	14,647
Adjustments:	
Increase in accounts payable, accrued expenses and other liabilities	77,053
Aggregate Indebtedness, per December 31, 2016 audit report	$ 91,700

EXEMPTION REPORT

MELVIN SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2016

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

MELVIN SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2016

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Melvin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melvin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Melvin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Melvin Securities, LLC stated that Melvin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Melvin Securities, LLC' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melvin Securities, LLC' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604
February 27, 2017

MELVIN SECURITIES, LLC
EXMPTION REPORT
For the year ending December 31, 2016

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Melvin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the fiscal year ending December 31, 2016, Melvin Securities, LLC claimed exemption from 17 C.F.R § 240. 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule.

(1) The Company does not transact business in securities with, or for, other than members of a national securities exchange
(2) The Company does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4)
b) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) 2 (ii) throughout the most recent fiscal year without exception.
c) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Christopher Melvin, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Christopher Melvin

Managing Member
Melvin Securities, LLC
February 27, 2017

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Melvin Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Melvin Securities, LLC, SIPC and FINRA, solely to assist you and the other specified parties in evaluating Melvin Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Melvin Securities, LLC's management is responsible for Melvin Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended [Date] with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 27, 2017